

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-Mail
Mr. George Achniotis
Chief Financial Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re: Navios Maritime Holdings Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your response letter dated December 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 54
Liquidity and Capital Resources, page 71

1. We note from your response to our prior comment 1 that you intend to add disclosure as to capital expenditures which you have committed to contractually subsequent to year end and will include a cross-reference to the table of Contractual Obligations. However, please note that our prior comment asked you to revise to disclose an estimate of your expected capital expenditures (whether or not contractually committed) for the next fiscal year. Please confirm that you will revise future filings accordingly.

<u>Critical Accounting Policies, page 86</u>
<u>Impairment of Long-lived Assets</u>

2. We note from your response to our prior comment 4 that you believe that performing the impairment test using the 10-year historical average charter rate for similar vessels is most appropriate because this rate is likely to best reflect the cyclicality of charter rates that your fleet will experience over its remaining expected economic life of 19.1 years. You also responded that you will revise future filings to include more robust disclosure related to the sensitivity of the assumptions used in your impairment tests. However, it is not clear if you intend to include disclosure of a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. In light of the fact that you responded that the average remaining time charter term is approximately 2.5 years, as previously indicated, we continue to believe such a sensitivity analysis would allow investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods. Please confirm that you will revise future filings accordingly.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief